EXHIBIT 99.1

North American Construction Group Ltd. Announces Award of Heavy Civil Construction Project

ACHESON, Alberta, Nov. 21, 2024 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) today announced that Mikisew North American Limited Partnership (“MNALP”) has been awarded a heavy civil construction contract by a major producer in the oil sands region. The project involves building large diversion ditches to redirect water from upstream catchments away from active mining areas and releasing into downstream locations.

The award of this two-year project, expected to generate revenue for the Company of approximately $125 million, reflects the operating expertise and client trust NACG has gained over on our long history in the region. The project is set to begin January 2025 with completion expected in October 2026. This heavy civil infrastructure project, located at one of the leading mines in the Fort McMurray region, reinforces our long-term strategic partnership with the client and leverages synergies with existing infrastructure and mine support activities on site. This collaboration further solidifies the strong working relationship between the two organizations.

“Our ongoing partnership with this key client is a cornerstone of our long-term strategy in the region,” said Joe Lambert, President and Chief Executive Officer of NACG. “This project showcases our technical expertise in large-scale civil construction and highlights the synergies we are able realize between our civil infrastructure and mine support operations. We are committed to delivering exceptional results with a focus on safety, quality, and seamless integration with our client's ongoing operations.”

“This project exemplifies our commitment to delivering impactful, sustainable solutions in the oil sands region,” said Jeff Epp, Interim Chief Executive Officer of Mikisew Group. “We are proud to bring our expertise and resources to a project that enhances operational efficiency while supporting environmental stewardship by effectively managing water flow around active mining areas. This award strengthens our partnership with NACG and reflects our shared dedication to innovation, safety, and delivering lasting value for our clients and the community.”

About Mikisew North American Limited Partnership (MNALP)
The Company carries out heavy civil construction work in the Athabasca Oil Sands Region as a subcontractor to MNALP, a limited partnership in which the Company has a 49% interest, with the Mikisew Group of Companies (“Mikisew Group”) holding the majority 51% interest.

About Mikisew Group
Mikisew Group is the Independent Economic Development arm of the Mikisew Cree First Nation. Mikisew Group is comprised of two main operating entities and ten joint venture partnerships including MNALP. These entities service the Canadian oil sands in various capacities including heavy equipment rental, fleet maintenance, transportation, emergency response, catering services, and facilities maintenance. For more information about the Mikisew Group of Companies, visit www.mikisewgroup.com.

About NACG
NACG is one of Canada and Australia’s largest providers of heavy construction and mining services. For more than 70 years, NACG has provided services to the mining, resource, and infrastructure construction markets. For more information about North American Construction Group Ltd., visit www.nacg.ca.

For further information, please contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: ir@nacg.ca

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expected”, “estimated” or similar expressions, including the anticipated revenues and backlog to be generated by the contract. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject are highlighted in the Company’s MD&A for the year ended December 31, 2023 and quarter ending June 30, 2024. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.